Sullivan & Worcester LLP                     T 202 775 1200
         1666 K Street, NW                            F 202 293 2275
         Washington, DC 20006www.sandw.com


                                                      December 21, 2006

VIA EDGAR

EDGAR Operations Branch
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
                           Met Investors Series Trust
                      (BlackRock Large Cap Core Portfolio)
                      -Registration Statement on Form N-14
                                 CIK 0001126087
                              (File No. 333-139004)

Ladies and Gentlemen:

         This letter reflects responses to oral comments of Tony Burak and Robert Lamont of the staff of the Securities and Exchange Commission (the "SEC"), which were received on December 14, 2006 and December 19, 2006, respectively, in connection with the Registration Statement on Form N-14 of Met Investors Series Trust (the "Trust"), relating to the acquisition of the assets of BlackRock Large Cap Portfolio ("Large Cap"), a series of Metropolitan Series Fund, Inc. (the "Fund"), by and in exchange for shares of BlackRock Large-Cap Core Portfolio ("Large-Cap Core"), a series of the Trust, which was filed electronically with the SEC via EDGAR on November 30, 2006.

         Set forth below is each comment and the Series Fund's response thereto.

1.   Comment: Include Tandy language in the response letter.

     Response:  The requested language is included at the end of this letter.

2. Comment: In footnote 2 to the Fee and Expense Table on page 11, explain what "certain other expenses" are excluded from the expense limitation cap.

     Response: The requested disclosure has been added to footnote 2. See attached.

3. Comment: If there are differences in the investment strategies between BlackRock Large Cap and BlackRock Large-Cap Core, add a heading to such discussion of differences.

     Response: There are no differences in the investment strategies of the Portfolios.

4. Comment: In footnote 4 to the Fee and Expense Table on page 12, clarify that under the Contracts, there are layers of fees (at the separate account level and at the Portfolio level).

     Response:  The requested disclosure has been added.  See attached.

5. Comment: In the "Information About Large Cap" section of the prospectus/proxy statement, the discussion references the Statement of Additional Information dated May 1, 2006 as supplemented November 1, 2006. Should reference also be made to a supplement dated October 2, 2006?

     Response: Large Cap Core has a supplement dated November 1, 2006. Large Cap's only supplements are August 16, 2006 and October 2, 2006. The disclosure is correct.

6. Comment: In the paragraph preceding the Fee Table, please clarify the disclosure to convey that Class A shareholders of Large Cap will receive Class A shares of Large Cap Core in the Reorganization rather than Class E shares of Large Cap Core.

     Response: The requested disclosure is already in the section titled "What Class of Shares Will I Own?" on page 7. Additional disclosure has been added to footnote 3 to the Fee Table. See attached.

7. Comment: Footnote 4 to the Fee Table includes the following statement: "It is anticipated that the waiver will apply to additional investments in the Portfolio." We do not think it is appropriate to include disclosure regarding a potential waiver and therefore ask that the statement be deleted from footnote 4.

     Response: The above-referenced sentence has been modified as follows: "The Insurance Companies have agreed that the waiver will apply to additional investments in the Portfolio."

8. Comment: The last sentence of the first paragraph in the Introductory Paragraph to the Pro Forma Combining Financial Statements is not true and therefore should be deleted.

     Response:  The requested sentence has been deleted.  See attached.

9. Comment: In the Pro Forma Statement of Investments, identify all non-income producing securities with a footnote.

     Response:  The requested footnote has been added.  See attached.

10. Comment: In the Pro Forma Statement of Investments, add the following statement: "As of June 30, 2006, all portfolio securities of the acquired fund will comply with the investment restrictions and/or compliance guidelines of the acquiring fund."

     Response:  The requested disclosure has been added.  See attached.

11. Comment: In the heading of the last column of the Combined Pro Forma Statement of Operations, provide the name of the acquiring fund as was done in the other pro forma financial statements.

     Response:  The requested column heading has been added.  See attached.

12. Comment: In Note 3 of the Notes to the Pro Forma Combining Financial Statements, discuss the fund's policy with respect to valuing fixed-income and short-term securities.

     Response:  Additional disclosure has been added.  See attached.

                                 * * *

The Trust acknowledges that:

         1) it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced registration statement;

         2) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

         3) the Trust may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

     Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1205.

                                              Very truly yours,

                                             /s/ Robert N. Hickey
                                              Robert N. Hickey

Enclosures

cc:      Elizabeth M. Forget

                                                COMMENT 2



THESE TABLES DO NOT REFLECT THE CHARGES AND FEES ASSESSED BY THE INSURANCE COMPANY UNDER YOUR CONTRACT.

Fees and Expenses (as a percentage of average daily net assets)



----------------------------- ---------------------------------------- --------------------------------------

                                             Large Cap                            Large-Cap Core
----------------------------- ---------------------------------------- --------------------------------------
----------------------------- ------------ ------------- ------------- ------------ ----------- -------------
                                Class A      Class B       Class E       Class A     Class B      Class E
                                -------      -------       -------       -------     -------      -------
----------------------------- ------------ ------------- ------------- ------------ ----------- -------------
----------------------------- ------------ ------------- ------------- ------------ ----------- -------------

Management Fees                  0.49%        0.49%         0.49%         0.78%       0.78%        0.78%
----------------------------- ------------ ------------- ------------- ------------ ----------- -------------
----------------------------- ------------ ------------- ------------- ------------ ----------- -------------
Distribution and 12b-1 Fees      0.00%        0.25%         0.15%         0.00%       0.25%        0.15%
----------------------------- ------------ ------------- ------------- ------------ ----------- -------------
----------------------------- ------------ ------------- ------------- ------------ ----------- -------------
Other Expenses                   0.06%        0.06%         0.06%         0.11%       0.11%        0.11%
----------------------------- ------------ ------------- ------------- ------------ ----------- -------------
----------------------------- ------------ ------------- ------------- ------------ ----------- -------------
Total Annual Portfolio           0.55%        0.80%         0.70%         0.89%       1.14%        1.04%
Operating Expenses (1) (2)
----------------------------- ------------ ------------- ------------- ------------ ----------- -------------

(1) Large Cap placed certain portfolio trades with brokers who paid a portion of Large Cap's expenses. The expense information for Large Cap does not reflect this reduction in expenses. If this reduction was shown, Large Cap's total annual operating expenses would have been 0.53% for Class A shares, 0.78% for Class B shares and 0.68% for Class E shares.

(2) Met Investors Advisory, LLC (the "Manager") and the Trust have entered into an Expense Limitation Agreement whereby the total Annual Portfolio Operating Expenses of Large-Cap Core, other than 12b-1 fees, [interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles and other extraordinary expenses not incurred in the ordinary course of the Portfolio's business,] will not exceed 1.00% for the period ended April 30, 2007. Assuming that the Reorganization of Large Cap into Large-Cap Core is consummated, commencing May 1, 2007, there will no longer be any expense limitations with respect to Large Cap Core. Under certain circumstances, any fees waived or expenses reimbursed by the Manager may, with the approval of the Trust's Board of Trustees, be repaid to the Manager.

                                                  COMMENT 4

                                                  COMMENT 6



-------------------------------- --------------------------------------
                                            Large-Cap Core
                                              (Pro Forma)
-------------------------------- --------------------------------------
-------------------------------- ----------- ----------- --------------
                                  Class A     Class B       Class E
-------------------------------- ----------- ----------- --------------
-------------------------------- ----------- ----------- --------------
Management Fees (3)                0.57%       0.57%         0.57%
-------------------------------- ----------- ----------- --------------
-------------------------------- ----------- ----------- --------------
Distribution and 12b-1 Fees        0.00%       0.25%         0.15%
-------------------------------- ----------- ----------- --------------
-------------------------------- ----------- ----------- --------------
Other Expenses                     0.05%       0.05%         0.05%
-------------------------------- ----------- ----------- --------------
-------------------------------- ----------- ----------- --------------
Total Annual Portfolio             0.62%       0.87%         0.77%
Operating Expenses (4)
-------------------------------- ----------- ----------- --------------


(3) The Management Fee reduction is contingent upon the adoption of a 12b-1 Plan for Class A shares by the Class A shareholders of Large-Cap Core and the subsequent conversion of these shares to Class E shares of Large-Cap Core. [Class A shareholders of Large Cap will receive Class A shares of Large-Cap Core.]


(4) [Under your Contract, the Insurance Company deducts certain charges from your account to pay for risk and other expenses. In addition, you indirectly pay the fees and expenses of Large Cap.] Each Insurance Company has agreed that upon consummation of the Reorganization, it will permanently waive 0.08% of the Contract charges that apply to your investment in Large-Cap Core, including reinvestment of dividends. The Insurance Companies have agreed that the waiver also will apply to additional investments in the Portfolio.

                         ------------------------------

         The tables below show examples of the total expenses you would pay on a $10,000 investment over one-, three-, five- and ten-year periods. The examples are intended to help you compare the cost of investing in Large Cap versus Large-Cap Core and Large-Cap Core (Pro Forma), assuming the Reorganization takes place. The examples assume a 5% average annual return, that you redeem all of your shares at the end of each time period and that you reinvest all of your dividends. The following tables also assume that total annual operating expenses remain the same and that all expense limitations remain in effect only for the period ended April 30, 2007 for Large-Cap Core. The examples do not reflect the waiver of certain Contract charges by the Insurance Companies. The examples are for illustration only, and your actual costs may be higher or lower.

         THE EXAMPLES DO NOT REFLECT THE FEES, EXPENSES OR WITHDRAWAL CHARGES IMPOSED BY THE CONTRACTS FOR WHICH THE PORTFOLIOS SERVE AS INVESTMENT VEHICLES. IF THOSE FEES AND EXPENSES HAD BEEN INCLUDED, YOUR COSTS WOULD BE HIGHER.

                                                      COMMENT 8


Metropolitan Series Fund, Inc.

Pro Forma Combining Financial Statements (Unaudited)
June 30, 2006

Introductory Paragraph

The pro forma statements give effect to the proposed transfer of the assets and stated liabilities of Metropolitan Series Fund, Inc., BlackRock Large Cap Portfolio ("BlackRock Large Cap") in exchange for shares of BlackRock Large-Cap Core Portfolio ("BlackRock Large-Cap Core") at net asset value. Under generally accepted accounting principles, the historical cost of investment securities will be carried forward to the surviving entity, BlackRock Large-Cap Core, and the results of operations of BlackRock Large-Cap Core for pre-combination
periods will not be restated.    [SENTENCE DELETED]

The pro forma unaudited combining statements of assets and liabilities and portfolio of investments reflect the financial position of the BlackRock Large Cap and BlackRock Large-Cap Core, as though the reorganization occurred as of June 30, 2006.

The pro forma unaudited statement of operations reflects the results of operations of each of the merged funds for the period ended June 30, 2006 as though the reorganization occurred as of the beginning of the period.

The pro forma combining statements should be read in conjunction with the financial statements and financial highlights for the BlackRock Large Cap and BlackRock Large-Cap Core, which are incorporated by reference in the Statement of Additional Information.

                                                         COMMENT 9

                                                         COMMENT 10




Software                       Citrix Systems, Inc. *                           19,000               762,660
Software                       Intuit, Inc. *                                   23,000             1,388,970
Software                       Microsoft Corp.                                 716,200            16,687,460
Software                       Oracle Corp. *                                1,244,000            18,025,560
Software                       Red Hat, Inc. *                                  50,000             1,170,000
                                                                                              --------------
                                                                                                  50,338,900      2.8%
                                                                                              --------------

Textiles, Apparel & Luxury
Goods                          NIKE, Inc. (Class B)                             95,100             7,703,100      0.4%
                                                                                              --------------

Thrifts & Mortgage Finance     Countrywide Financial Corp.                     229,700             8,746,976
Thrifts & Mortgage Finance     Washington Mutual, Inc.                         231,300            10,542,654
                                                                                              --------------
                                                                                                  19,289,630      1.1%
                                                                                              --------------

Tobacco                        Altria Group, Inc.                              177,300            13,019,139
Tobacco                        Reynolds American, Inc.                         125,900            14,516,270
                                                                                              --------------
                                                                                                  27,535,409      1.5%
                                                                                              --------------

Wireless Telecommunication
Services                       Sprint Nextel Corp.                             539,291            10,780,427      0.6%
                                                                                              --------------

----------------------------------------------------------------------------------------------------------------------
Total Common Stocks                                               (Cost $1,685,415,764)        1,797,597,764     98.9%
----------------------------------------------------------------------------------------------------------------------
                                                                                                           0

Escrowed Shares                ESC Seagate Technology                           27,200                    27      0.0%
----------------------------------------------------------------------------------------------------------------------
Total Escrowed Shares                                                         (Cost $0)                   27      0.0%
----------------------------------------------------------------------------------------------------------------------
Short-Term Investment          State Street Navigator
                               Securities Lending Prime
                               Portfolio                                    62,732,810            62,732,810      3.4%
----------------------------------------------------------------------------------------------------------------------
Total Short-Term Investment                                          (Cost $62,732,810)           62,732,810      3.4%
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS                                                 (Cost $1,748,108,574)        1,860,330,601    102.3%
----------------------------------------------------------------------------------------------------------------------
Other Assets and Liabilities
(Net)                                                                         (144,200)(a)       (41,875,944)    -2.3%
----------------------------------------------------------------------------------------------------------------------
TOTAL NET ASSETS - 100.0%                                                     (144,200)(a)    $1,818,454,657    100.0%
======================================================================================================================

[*     Non-income producing security. ]

[As of June 30, 2006, all portfolio securities of the acquired fund will comply] [with the investment restrictions and/or compliance guidelines of the acquiring] [fund.

                                                       COMMENT 11


Met Investors SEries Trust
COMBINED PRO FORMA STATEMENT OF OPERATIONS

For the twelve month period ended June 30, 2006 (UNAUDITED)



                                                                                                              [ Met Investors
                                                                                                                Series Trust
                                                                                                                  BlackRock
                                                                                          Adjustments          Large-Cap Core
                                                                                        (References are           Portfolio ]
                                                                                          to Pro Forma            Pro Forma
                                                                                           Footnotes)             Combined
                                                                                        ----------------       ---------------
Investment Income
      Dividend                                                                                         0            34,625,309
      Interest                                                                                         0               460,529(a)
                                                                                        ----------------       ---------------
                                                                                                       0            35,085,838
Expenses
      Management fees                                                                          4,082,279(b)         13,936,410
      Deferred Expense Reimbursement                                                                                        --
      Service and distribution fees-Class B                                                                             84,206
      Service and distribution fees-Class E                                                                             68,194
      Administration fees                                                                                               67,781
      Directors fees and expenses                                                                (22,541)(c)            23,736
      Custodian                                                                                  (20,056)(c)           387,620
      Transfer agent fees                                                                         44,962(c)             48,000
      Audit and tax services                                                                     (17,860)(c)            36,241
      Legal                                                                                      (27,667)(c)            34,641
      Printing                                                                                  (297,264)(c)           251,023
      Insurance                                                                                  (29,269)(c)            26,000
      Organizational Expense                                                                          --
      Miscellaneous expenses                                                                     (35,434)(c)            14,000
                                                                                        ----------------       ---------------
          Total Expenses                                                                       3,677,150            14,977,852
      Expense Reductions                                                                         381,325(c)                 --
      Expense assumed by the Investment Adviser                                                   10,662(c)                 --
                                                                                        ----------------       ---------------
      Net Expenses                                                                             4,069,137            14,977,852
                                                                                        ----------------       ---------------
      Net Income                                                                              (4,069,137)           20,107,986
Realized and Unrealized Gain (Loss) on Investments

      Net realized gain (loss) on investments                                                          0            92,635,739
      Net realized gain (loss) on foreign currency transactions                                        0                   191
      Net realized gain (loss) on futures transactions                                                 0              (142,114)
                                                                                        ----------------       ---------------
         Net realized gain (loss) on investments, foreign currency,
            and futures transactions                                                                   0            92,493,816

      Net unrealized appreciation (depreciation) on investments                                        0             1,265,862
      Net unrealized appreciation (depreciation) on foreign currency transactions                      0                   336
      Net unrealized appreciation (depreciation) on futures transactions                               0               488,891
                                                                                        ----------------       ---------------
      Net unrealized gain (loss) on investments, foreign currency,
            and futures transactions                                                                   0             1,755,089
                                                                                        ----------------       ---------------

      Net gain (loss)                                                                                  0            94,248,905

Net increase (decrease) in Net Assets from Operations                                   $     (4,069,137)      $   114,356,891
                                                                                        ================       ===============

------------------------------------------------------------------------------------------------------------------------------

(a)  Includes income fom securities loaned                                             $              0       $        44,197

(b) Reflects the BlackRock Large-Cap Core Portfolio's investment advisory fee rate.

(c)   Reflects adjustment of certain balances to conform to the MIST BlackRock
      Large-Cap Core Portfolio's expense structure.



                                                     COMMENT 12



MET INVESTORS SERIES TRUST

Notes to Pro Forma Combining Financial Statements (Unaudited)
June 30, 2006

1     Description of the Fund

      The BlackRock Large-Cap Core Portfolio ("BlackRock Large-Cap Core") a portfolio of Met Investors Series Trust is registered under the Investment Company Act of 1940, as amended, as an open-end, diversified investment company.

      BlackRock Large-Cap Core consists of three classes of shares, Class A, Class B, and Class E. The classes of shares are identical except that certain additional charges (Rule 12b-1 fees) are made against Class B and E shares.

2     Basis of Combination

      The pro forma statements give effect to the proposed transfer of the assets and stated liabilities of Metropolitan Series Fund, Inc., BlackRock Large Cap Portfolio ("BlackRock Large Cap") in exchange for shares of BlackRock Large-Cap Core Portfolio at net asset value. Under generally accepted accounting principles, the historical cost of investment securities will be carried forward to the surviving entity, BlackRock Large-Cap Core, and the results of operations of BlackRock Large-Cap Core for pre-combination periods will not be restated.

      The pro forma combined financial statements reflect the expenses of the portfolio in carrying out its obligations under the proposed Agreement and Plan or Reorganization.

      The pro forma unaudited combining statements of assets and liabilities and portfolio of investments reflect the financial position of the and BlackRock Large-Cap Core, as though the reorganization occurred as of June 30, 2006.

      The pro forma unaudited statement of operations reflects the results of operations of each of the merged funds for the period ended June 30, 2006 as though the reorganization occurred as of the beginning of the period.

      The pro forma combining statements should be read in conjunction with the financial statements and financial highlights for the BlackRock Large Cap and BlackRock Large-Cap Core, which are incorporated by reference in the Statement of Additional Information.

3     Portfolio Valuation

      Equity securities traded on a national securities exchange or exchanges are valued at their last sale price on the principal trading market. Equity securities traded on the NASDAQ National Market System are valued at the NASDAQ Official Closing Price (the "NOCP"). The NOCP is the last sale price if it falls between the spread of the last reported bid and asked prices. If the last reported bid and asked prices are above the last reported sale price, the NOCP will be the last reported bid price. If the last reported bid and asked prices are below the last reported sale price, the NOCP will be the last reported asked price. Equity securities traded on a national securities exchange or exchanges or on the NASDAQ National Market System for which there is no reported sale during the day, are valued at the last reported bid price. A security that is listed or traded on more than one exchange is valued at the quotation on the exchange determined to be the primary market for that security by the Board or its delegates. If no closing price is available, then such securities are valued by using the last reported bid price.

      Equity securities traded over-the-counter are valued at the last reported bid price. Foreign securities traded outside the United States will be valued daily at their fair value according to procedures decided upon in good faith by the Trust's Board of Trustees. All securities and other assets of a Portfolio initially expressed in foreign currencies will be converted to U.S. dollar values at the mean of the bid and offer prices of such currencies against U.S. dollars quoted as designated on the Price Source Authorization Agreement between the Trust and its custodian on a valuation date by any recognized dealer. [Short-term securities with remaining maturities of less than 60 days are valued at amortized cost, which approximates market value.]

4     Federal Income Taxes

      Each Fund has elected to be taxed as a regulated investment company. After the acquisition, the BlackRock Large-Cap Core intends to continue to comply with the requirements of the Internal Revenue Code and regulations hereunder applicable to regulated investment companies and to distribute all of its taxable income to shareholders. Therefore, no federal income tax provision is required. The tax cost of investments will remain unchanged for the combined fund.

5     Estimates and Assumptions:

      The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.